November 29, 2011

Via EDGAR

Suzanne Hayes and Lindsay McCord
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:
Royal Bank of Canada – Form 40-F for the Fiscal Year Ended October 31, 2010; Form 40-F/A for the Fiscal Year Ended October 31, 2010; Form 6-K Furnished May 27, 2011; Form 6-K Furnished August 26, 2011 (SEC File No. 001-13928)

Dear Mses. Hayes and McCord:

On behalf of Royal Bank of Canada (the “Bank”), this acknowledges receipt of the Staff’s comment letter dated November 23, 2011.  The letter requested that the Bank provide a response within ten business days or that it advise the Staff when it will provide a response.

As discussed with Ms. McCord on November 28, 2011, the Bank plans to submit its response to the comment letter no later than December 22, 2011.  The additional time will allow relevant personnel to perform the work necessary for thorough responses and also permit time for required review of the responses prior to their submission to the Staff.  As noted in voice mails left for Ms. McCord and Mr. Kevin Vaughn on November 25, 2011, the Bank plans to address the portions of those comments requesting disclosures in the Bank’s 2011 Form 40-F in such filing as appropriate.  The Bank currently expects to file its 2011 Form 40-F on December 2, 2011, and will reference such disclosures in its response letter to the Staff’s comment letter dated November 23, 2011.

Division of Corporate Finance	-2-

If you have any questions concerning this matter please contact the undersigned at 212-558-4016.

Very truly yours,

/s/ Donald R. Crawshaw

Donald R. Crawshaw

cc:	Rod Bolger
Linda F. Mezon
Paul D. Guthrie
(Royal Bank of Canada)

William A. Cunningham
(Deloitte & Touche LLP)

Donald J. Toumey
(Sullivan & Cromwell LLP)